UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) PF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-23863

PEOPLES FINANCIAL SERVICES CORP.
(Exact Name of Registrant as Specified in its Charter)

82 Franklin Avenue Hallstead, Pennsylvania 18822 570-879-2175 (Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

** EXPLANATORY NOTE: The registrant is relying on a no-action letter issued by the staff of the Division of Corporation Finance addressing the registrant’s ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under section 15(d) of the Securities Exchange Act of 1934.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                 
Rule 12g-4(a)(2)                                 
Rule 12h-3(b)(1)(i)                            ☒
        Rule 12g-3(b)(1)(ii)                            
                                Rule 15d-6                                          

Approximate number of holders of record as of the certification or notice date: 1,075

Pursuant to the requirements of the Securities Exchange Act of 1934, Riverview Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 21, 2012                                                                           By:/s/ Alan W. Dakey
                        Alan W. Dakey, President and Chief Executive Officer